MURIEL SIEBERT & CO., INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2016
(with supplementary information)

C O N F I D E N T I A L

MURIEL SIEBERT & CO., INC.
CONFIDENTIAL

Statement of Financial Condition
December 31, 2016

ASSETS

Cash and cash equivalents	$ 2,028,000
Receivable from clearing and other brokers	606,000
Securities owned, at fair market value	92,000
Furniture, equipment and leasehold improvements, net	46,000
Prepaid expenses	314,000
	$ 3,086,000

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable and accrued liabilities	$ 738,000
Accrued settlement liability	825,000

Commitments and contingent liabilities (Note H)

Stockholder's equity:

Common stock, $1 par value; 1,000 shares authorized; 743 shares issued	1,000
Additional paid-in capital	1,547,000
Retained earnings	—
Less 94 shares of treasury stock, at cost	(25,000)
	1,523,000
	$ 3,086,000

MURIEL SIEBERT & CO., INC.
CONFIDENTIAL

Statement of Operations
Year Ended December 31, 2016

Revenues:		
Commissions and fees	$	8,285,000
Trading gain, net		921,000
Interest and dividends		348,000
		9,554,000
Expenses:		
Employee compensation and benefits		4,882,000
Clearing fees, including execution costs		865,000
Professional fees		3,349,000
Advertising and promotion		261,000
Communications		460,000
Occupancy		746,000
Severance (Note I [5])		635,000
Settlement of arbitration (Note I [6])		825,000
Other general and administrative		1,582,000
		13,605,000
Loss from operations		(4,051,000)
Loss on disposal of furniture, equipment and leasehold improvements		(89,000)
Net loss	$	(4,140,000)

MURIEL SIEBERT & CO., INC.
CONFIDENTIAL

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2016

	Number of Shares			Additional			
	Common Stock	Treasury Stock	Common Stock	Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balance - January 1, 2016	793	94	$ 1,000	$10,781,000	$ 4,817,000	$(25,000)	$15,574,000
Net loss					(4,140,000)		(4,140,000)
Capital contribution				635,000			635,000
Dividends to Parent				(9,869,000)	(677,000)		(10,546,000)
Balance - December 31, 2016	**793**	**94**	**$ 1,000**	**$1,547,000**	**$ —**	**$(25,000)**	**$ 1,523,000**

See notes to financial statements

MURIEL SIEBERT & CO., INC.
CONFIDENTIAL

Notes to Financial Statements
December 31, 2016

Statement of Cash Flows
Year Ended December 31, 2016

Cash flows from operating activities:	
Net loss	$ (4,140,000)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	277,000
Non-cash interest on receivable and note from former affiliate	(327,000)
Loss on disposal of fixed assets	89,000
Severance	635,000
Settlement of arbitration	825,000
Changes in:	
Receivable from clearing and other brokers	20,000
Securities owned, at fair value	501,000
Prepaid expenses	300,000
Accounts payable and accrued liabilities	(1,348,000)
Net cash used in operating activities	(3,168,000)
Cash from investing activities:	
Cash receipt from payment of note receivable from former affiliate	493,000
Purchase of furniture, equipment and leasehold improvements	(38,000)
Net cash provided by investing activities	455,000
Cash flows used in financing activities:	
Payment of dividend	(4,574,000)
Net decrease in cash and cash equivalents	(7,287,000)
Cash and cash equivalents - beginning of year	9,315,000
Cash and cash equivalents - end of year	$ 2,028,000
Non cash financing activities	
Transfer of receivables to Parent Company in connection with sale of equity interest treated as a dividend	5,972,000

MURIEL SIEBERT & CO., INC.
CONFIDENTIAL

Notes to Financial Statements
December 31, 2016

NOTE A – BUSINESS

Muriel Siebert & Co., Inc. (the "Company"), a wholly-owned subsidiary of Siebert Financial Corp. ("Siebert" or "Parent"), engages in the business of providing discount brokerage services for customers, and trading securities for its own account.

NOTE B – CHANGE IN SIEBERT FINANCIAL CORP OWNERSHIP

On December 16, 2016, pursuant to the terms of an Acquisition Agreement, dated September 1, 2016, as *amended (the "Acquisition Agreement") by and among the Company, Kennedy Cabot Acquisition, LLC ("KCA"), a Nevada limited liability company, and the Estate of Muriel F. Siebert (the "Majority Shareholder"), KCA acquired 677,283 shares of Common Stock in a cash tender offer and 19,310,000 Shares owned by the Majority* Shareholder (the "Acquisition"). As a result of the Acquisition, effective December 16, 2016, KCA became the owner of approximately 90% of the Parent's outstanding Common Stock.

Pursuant to the terms of the Acquisition Agreement, immediately prior to the closing of the transactions the majority shareholder purchased the Parent's right to receive deferred purchase price payment of $2,507,265 in connection with the Company's disposition of its capital markets business in 2014 and the $4,000,000 secured junior promissory note issued to the Company in connection with disposition of its minority interest in a former affiliate in 2015 (together the *"Transferred Receivable and Note").* The aggregate purchase price payable by the majority shareholder for the Transferred Receivable and Note was $610,262 representing 10% of the projected fair value of these assets as of the projected date of the closing (which percentage corresponds to the percentage of the Parent's outstanding stock owned by the Minority Shareholders). On August 5, 2016, the Company's board of directors authorized and directed the Company to transfer all of the Company's right, title and interest in and to the Transferred Receivable and Note to Siebert. The Company's carrying value of the transferred Receivable ($1,728,000) and the Note ($4,244,000) immediately prior to the closing on the date of distribution, which approximates fair value, has been recorded as a dividend in the accompanying financial statements.

Effective December 16, 2016, upon the closing of the Acquisition Agreement, Patricia L. Francy, Nancy Peterson Hearn, Jane H. Macon and Robert P. Mazzarella resigned as directors and Gloria E. Gebbia, Charles A. Zabatta, Francis Cuttita and Andrew H. Reich were appointed as directors. Effective December 29, 2016, Jerry Schneider, CPA, was appointed as a director of the Parent and Chairman of the Audit Committee. In addition, effective December 16, 2016, Joseph Ramos Jr. resigned from all offices he held with Siebert and Andrew H. Reich was appointed Executive Vice President, Chief Operating Officer and Chief Financial Officer and Secretary of the Parent and Director, Chief Executive Officer, Chief Operating and Financial Officer of the Company.

NOTE C – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1]   Cash and Cash equivalents:

Cash and cash equivalents include all cash balances and highly liquid investments having initial maturities of three months or less when purchased. Cash equivalents are carried at fair value and amount to $1,875,000, consisting of money market funds.

[2]   Securities:

Securities owned are carried at fair value with realized and unrealized gains and losses reflected in trading gain, net in the accompanying statement of operations. Security transactions are recorded on a trade-date basis. The Company clears all its security transactions through unaffiliated clearing firms on a fully disclosed basis. Accordingly, the Company does not hold funds or securities for, or owe funds or securities to, its customers. Those functions are performed by the clearing firms.

MURIEL SIEBERT & CO., INC.
CONFIDENTIAL

Notes to Financial Statements
December 31, 2016

NOTE C – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[3]   Fair value:

Authoritative accounting guidance defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. Fair value measurements are not adjusted for transaction costs. The fair value hierarchy prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available.

Level 3 - Unobservable inputs which reflect the assumptions that management develops based on available information about the assumptions market participants would use in valuing the asset or liability.

The classification of financial instruments valued at fair value as of December 31, 2016 is as follows:

Financial Instrument	Level 1
Cash equivalents	$ 1,875,000
Securities	92,000
	$ 1,967,000

Securities consist of common stock, which is valued on the last business day of the year at the last available reported sales price on the primary securities exchange.

At December 31, 2016, the carrying value of the Company's cash, receivable from clearing and other brokers, and accounts payable and accrued expenses approximate their fair values due to their short term nature.

[4]   Revenue recognition:

Commission revenue and related clearing expenses are recorded on a trade-date basis. Fees, consisting principally of revenue participation with the Company's clearing broker in distribution fees and interest, are recorded as earned.

Trading gains and losses are recorded on a trade-date basis and principally represent riskless principal transactions in which the Company, after receiving an order, buys or sells securities as principal and at the same time sells or buys the securities with a markup or markdown to satisfy the order.

[5]   Income taxes:

The Company is included in the consolidated federal income tax return filed by Siebert. Federal income taxes are calculated as if the Company filed on a separate-return basis. Income taxes payable or receivable by the Company are reflected in the intercompany account with the Parent.

MURIEL SIEBERT & CO., INC.
CONFIDENTIAL

Notes to Financial Statements
December 31, 2016

NOTE C – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company accounts for income taxes using the asset and liability approach which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the basis of assets and liabilities for financial reporting purposes and tax purposes and for net operating loss and other carryforwards. A valuation allowance is provided for deferred tax assets based on the likelihood of realization.

[6] Furniture, equipment and leasehold improvements:

Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the lives of the assets, generally five years. Leasehold improvements are amortized over the period of the lease.

[7] Advertising costs:

Advertising costs are charged to expense as incurred and amounted to $261,000 for the year ended December 31, 2016.

[8] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE D - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment and leasehold improvements consist of the following:

Equipment	$ 28,000
Leasehold improvements	311,000
Software development	7,000
Less accumulated depreciation and amortization	(300,000)
	$46,000

Depreciation and amortization expense for the year ended December 31, 2016 amounted to $277,000.

MURIEL SIEBERT & CO., INC.
CONFIDENTIAL

Notes to Financial Statements
December 31, 2016

NOTE E - INCOME TAXES

A reconciliation between income tax benefit computed by applying the statutory federal income tax rate to loss before income taxes is as follows:

Expected income tax benefit at statutory federal tax rate of 34%	$ (1,408,000)
Expected income tax benefit at statutory state tax rate of 7%, net of federal tax rate	(296,000)
Permanent differences	19,000
Increase in valuation allowance	1,685,000 [1]
Expiration of contribution carryforward	85,000
Interest income on note distributed	(85,000)
Income tax benefit	$ 0

     (1) Reflects a $267,000 reduction to the valuation allowance and related deferred tax assets as of December 31, 2015.

Temporary differences which give rise to net deferred tax assets at December 31, 2016 consist of:

Deferred tax assets:	
Intangibles	$ 71,000
Stock compensation	238,000
Net operating loss carryforward - federal and state	9,610,000
Contribution carryover	70,000
Furniture, equipment and leasehold improvements	242,000
Accrued settlement liability	340,000
Accrued expenses - Bonus	161,000
	10,732,000
Valuation allowance	(10,732,000)
Net deferred tax assets	$ 0

MURIEL SIEBERT & CO., INC.
CONFIDENTIAL

Notes to Financial Statements
December 31, 2016

NOTE E - INCOME TAXES (CONTINUED)

As of December 31, 2016, the Company had a net operating loss carryforward of approximately $20.4 million for federal tax purposes, which expires from 2030 through 2035, and approximately $24.9 million for state tax purposes, which expires from 2016 through 2035. As a result of the sale of the majority of the equity interest in the Parent, the use of the Company's net operating loss carryforward is limited under Internal Revenue code section 382.

Due to cumulative losses incurred by the Company during the current and prior two years, the Company is unable to conclude that it is more likely than not that it will realize its deferred tax asset and, accordingly, has recorded a valuation allowance to fully offset its net deferred tax asset at December 31, 2016.
The Company applied the "more-likely-than-not" recognition threshold to all tax positions taken or expected to be taken in a tax return which resulted in no unrecognized tax benefits reflected in the 2016 financial statements. The Company classifies interest and penalties that would accrue according to the provisions of relevant tax law as interest and other general and administrative expenses. Tax years for 2012 and thereafter are subject to tax examinations by federal and state authorities. The Company is currently under tax examination by the States of New York for tax years 2010 and 2011.

NOTE F - NET CAPITAL

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000, or 2% of aggregate debit balances arising from customer transactions, as defined. The net capital rule of the New York Stock Exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. At December 31, 2016, the Company had net capital of approximately $1,112,000, which was approximately $862,000 in excess of required net capital of $250,000.

The Company claims exemption from the reserve requirements under the SEC's Rule 15c 3-3 pursuant to paragraph (k)(2)(ii) as it clears its customer transactions through unaffiliated clearing firms on a fully disclosed basis.

NOTE G - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

Retail customer transactions are cleared through a clearing broker on a fully disclosed basis. In the event that customers are unable to fulfill their contractual obligations, the clearing broker may charge the Company for any loss incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customers' obligations. The Company regularly monitors the activity in its customer accounts for compliance with its margin requirements. Securities transactions entered into as of December 31, 2016 settled subsequent thereto with no material adverse effect on the Company's statement of financial condition.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. The Company is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

NOTE H – OPTIONS

Notes to Financial Statements
December 31, 2016

The Company was a participant in Siebert's long-term incentive plan which provided for granting of options in Siebert's common stock to certain directors, employees and consultants. On December 16, 2016, Siebert's board of directors terminated the plan and any outstanding options were terminated as well.

NOTE I - COMMITMENTS, CONTINGENCIES AND OTHER

[1] The Company rents office space under an operating lease expiring in 2017. The lease calls for base rent plus escalations for property taxes and other operating expenses.

Future minimum base rental payments under this operating lease are as follows:

Year	Amount
2017	$ 81,000

Rent expense, including escalations for operating costs, amounted to approximately $650,000 for the year ended December 31, 2016.

[2] The Company is party to certain claims, suits and complaints arising in the ordinary course of business. In the opinion of management, all such matters are without merit, or involve amounts which would not have a significant effect on the financial position of the Company.

[3] The Company sponsors a defined-contribution retirement plan under Section 401(k) of the Internal Revenue Code that covers substantially all employees. Participant contributions to the plan are voluntary and are subject to certain limitations. The Company may also make discretionary contributions to the plan. No contributions were made by the Company in 2016.

[4] In July 2013, the Company extended its fully disclosed clearing agreement with its clearing broker through July 2017.

[5] On October 24, 2016 the Principal Executive Officer of the Company entered into a separation agreement pursuant to the Acquisition Agreement. Upon closing of the transaction contemplated by the Acquisition Agreement, the Principal Executive Officer received a severance payment of $635,000 and is subject to the customary future cooperation, non-disparagement, confidentiality, employee and customer non-solicitation and release provisions. The severance payment was funded from the proceeds of closing received by the Siebert Estate which has been accounted for a capital contribution

[6] In December 2015, a then current employee of the Company commenced an arbitration before FINRA against the Company alleging a single cause of action for employment retaliation under the Sarbanes-Oxley Act of 2002. In February 2016, the employee amended his claim to replace the Sarbanes-Oxley claim with a substantially identical claim arising under the Dodd- Frank Act of 2010. On January 31, 2017, a settlement agreement was entered into pursuant to which the arbitration was dismissed with prejudice and the employee was paid $825,000 which was funded in January 2017 by KCA, which acquired controlling interest in parent (See Note B). The settlement has been reflected as a loss in the accompanying financial statements with a corresponding liability. The payment of the liability by KCA will be accounted for as a capital contribution.

SUPPLEMENTARY INFORMATION

MURIEL SIEBERT & CO., INC.
CONFIDENTIAL

Schedule of Computation of Net Capital under the SEC Uniform Net Capital Rule 15c3-1
December 31, 2016

Total stockholder's equity	**$ 1,523,000**
Non-allowable assets:	
Furniture, equipment and leasehold improvements, net	**46,000**
Prepaid expenses and other assets	**314,000**
	360,000
Net capital before haircuts on securities positions	**1,163,000**
Less haircuts on securities:	
Exempted securities	**37,000**
Other securities	**14,000**
	51,000
Net capital	**1,112,000**
Minimum capital requirement	**250,000**
Excess net capital	**$ 862,000**
Net capital in excess of 120% of requirement	**$ 812,000**

There are no material differences between the above computation of net capital and the corresponding computation prepared by the Company as of the same date and included in its unaudited Part IIA FOCUS Report filing, as amended.